ELECTRONIC DATA SYSTEMS CORPORATION

EDS PUERTO RICO SAVINGS PLAN

FORM 11-K

ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2002

FILED PURSUANT TO SECTION 15(d)
OF THE
SECURITIES EXCHANGE ACT OF 1934

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-1004

FORM 11-K

X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

___   TRANSITION REPORT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-11779

EDS PUERTO RICO SAVINGS PLAN
(Full title of the plan)

Electronic Data Systems Corporation
5400 Legacy Drive
Plano, Texas 75024-3105
(Name of issuer of the securities held pursuant to
the plan and the address of its principal executive offices)

Registrant's telephone number, including area code: (972) 604-6000

Notices and communications from the Securities and the Exchange Commission
relative to this report should be forwarded to:

Michael Milton, Controller
Electronic Data Systems Corporation
5400 Legacy Drive
Plano, Texas 75024-3105

EDS PUERTO RICO SAVINGS PLAN

FINANCIAL STATEMENTS AND EXHIBIT

Table of Contents

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the EDS Puerto Rico Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDS PUERTO RICO SAVINGS PLAN
(Name of plan)

Electronic Data Systems Corporation
Plan Administrator

Date: June 30, 2002   By: ___/S/ MICHAEL MILTON_____
                                                            Michael Milton, Controller

Independent Auditors' Report

The Trustee
EDS Puerto Rico Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the EDS Puerto Rico Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EDS Puerto Rico Savings Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of reportable transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dallas, Texas
June 20, 2003

EDS PUERTO RICO SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

		2002	2001
Assets:			
Investments (notes 5 and 8):			
Plan interest in EDS Defined Contribution Plans Master Trust (note 4)	$	1,141,847	—
Income Fund, at contract value		—	13,516
Investments in stocks and mutual funds, at quoted market prices		—	1,186,604
Loan Fund, at unpaid principal balance, which approximates fair value		—	22,023
Total investments		1,141,847	1,222,143
Refunds payable (note 2)		(16,298)	(16,298)
Net assets available for benefits	$	1,125,549	1,205,845

See accompanying notes to financial statements.

EDS PUERTO RICO SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:		
Investment income (loss):		
Plan interest in EDS Defined Contribution Plans Master Trust investment income (loss) (note 4)	$ (152,424)	—
Net depreciation in fair value of investments (note 5)	(62,985)	(48,372)
Interest	602	21,555
Dividends	5,666	12,853
Net investment loss	(209,141)	(13,964)
Employee contributions	145,119	182,575
Employer contributions	29,148	35,287
Net assets transferred from other plans	—	8,510
Net additions	(34,874)	212,408
Deductions from net assets attributed to:		
Benefits paid and withdrawals	(44,034)	(21,401)
Administrative expenses	(1,388)	—
Net (decrease) increase	(80,296)	191,007
Net assets available for benefits, beginning of year	1,205,845	1,014,838
Net assets available for benefits, end of year	$ 1,125,549	1,205,845

See accompanying notes to financial statements.

(1) Description of Plan

The EDS Puerto Rico Savings Plan (the Plan) became effective July 16, 1993, with employees admitted to the Plan on this date. As used herein, the terms the Company and Employer refer to EDS International Corporation, a wholly owned subsidiary of Electronic Data Systems Corporation (EDS). The following description of the Plan reflects all Plan amendments as of December 31, 2002 and is provided for general purposes only. Participants should refer to the Plan document, as amended, for more complete information.

(a) General

The Plan is a qualified profit sharing plan with provisions pursuant to Section 165 of the Puerto Rico Internal Revenue Code of 1994 (PR Code), as amended, covering eligible employees of the Company. An employee becomes eligible to participate in the Plan upon the commencement of service with the Employer.

For financial statement purposes, the fair value of assets transferred from or to other plans are reflected as of the dates of transfer.

During the 2001 plan year, and from the period of January 1, 2002 through May 14, 2002, the Vanguard Fiduciary Trust Company (Vanguard) was the asset custodian, recordkeeper and trustee for the Plan. Beginning on May 15, 2002, Hewitt Associates became the recordkeeper and State Street Bank and Trust Company became the asset custodian and trustee. Banco Santander is an additional trustee to the Plan as required under Puerto Rico law. In conjunction with the Plan's move to the new recordkeeper and trustee, the Plan added an Employee Stock Ownership Plan feature and became a part of the EDS Defined Contribution Plans Master Trust (the Master Trust).

From the period of January 1, 2001 through May 14, 2002, the Vanguard Group of Investment Companies managed 12 of the 14 investment funds of the Plan and the Plan's Investment Committee was responsible for managing the Income Fund and the EDS Stock Fund. Beginning on May 15, 2002, the investment funds were expanded to 17 customized investment funds. The underlying assets of 14 of these funds are managed by the Vanguard Group of Investment Companies. The underlying assets of the EDS Small-Cap Value Fund and the EDS International Value Fund are managed by Grantham Mayo Otterloo (GMO), and the EDS Stock Fund is managed by CitiStreet. In addition to the 17 customized funds, the Plan also provides a self-directed brokerage account managed by Hewitt Financial Services. The Plan's Investment Committee is responsible for selecting the investment funds available for employee directed investments.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and is made subject to Section 404(c) of ERISA and the Puerto Rico Internal Revenue Code of 1994, as amended. The Plan is not intended to qualify under the provisions of the United States Internal Revenue Code of 1986, as amended. The Plan was created to provide additional incentive and retirement security for eligible employees.

From the period from January 1, 2001 through May 14, 2002, the Plan allowed for 14 active investment funds, 13 of which allow for participant direction of investment:

- Income Fund, which is a fixed income fund;

- EDS Stock Fund, which consists of EDS common stock;

- Vanguard Wellington Fund (Vanguard Wellington), a stock and bond mutual fund;

- Vanguard U.S. Growth Portfolio (Vanguard U.S. Growth), a growth stock mutual fund;

- Vanguard International Growth Portfolio (Vanguard International), a growth stock mutual fund investing in foreign companies;

- Vanguard Growth and Income Portfolio (Vanguard Growth and Income), a growth and income stock mutual fund;

- Vanguard Money Market Reserves-Prime Portfolio (Vanguard Money Market Reserves), a short-term investment fixed income fund;

- Vanguard Bond Index Fund, an intermediate-term bond fund;

- Vanguard Federal Money Market Fund (Vanguard Federal Money Market), a long-term government-backed instrument fixed income fund;

- Vanguard 500 Index Fund, a fund consisting of Standard & Poor's 500 Composite Stock Price Index;

- Vanguard LifeStrategy Conservative Growth Fund, a conservative mix of stocks, bonds and cash reserves;

- Vanguard Explorer Fund, a capital stock growth fund;

- Vanguard LifeStrategy Growth Fund, a long-term capital growth fund; and

- Vanguard LifeStrategy Moderate Growth Fund, an income long-term capital growth fund.

Beginning May 15, 2002, through its investment in the Master Trust, the Plan allows for 17 customized investment funds, 16 of which allow for participant direction of investment:

- The EDS Income Fund, which is a fixed income fund;

- EDS Stock Fund, which consists of EDS common stock;

- The EDS Bond Market Index Fund, the underlying asset of which is the Vanguard Institutional Total Bond Market Index Fund, a bond mutual fund;

- The EDS Large-Cap Stock Index Fund, the underlying asset of which is the Vanguard Employee Benefit Index Fund, an index fund based on the Standard & Poor's 500 Composite Stock Price Index;

- The EDS Small-Cap Stock Index Fund, the underlying asset of which is the Vanguard Extended Market Index Fund, an index fund based on Wilshire 4500 Index;

- The EDS International Stock Index Fund, the underlying asset of which is the Vanguard Total International Stock Fund, a composite fund comprised of stock mutual funds investing in foreign companies;

- The EDS Inflation Protection Bond Fund, the underlying asset of which is the Vanguard Inflation-Protected Securities Fund, a fund of bonds and inflation-indexed securities;

- The EDS Long-Term Bond Fund, the underlying asset of which is the Vanguard Long-Term Corporate Fund, a long-term bond fund;

- The EDS Large-Cap Value Fund, the underlying asset of which is the Vanguard Windsor II Fund, a value stock mutual fund;

- The EDS Large-Cap Growth Fund, the underlying asset of which is the Vanguard U.S. Growth Fund, a growth stock mutual fund;

- The EDS Small-Cap Value Fund, the underlying asset of which is the GMO Small-Cap Value Fund, a value stock mutual fund;

- The EDS Small-Cap Growth Fund, the underlying asset of which is the Vanguard Explorer Fund, an aggressive growth stock fund;

- The EDS International Value Fund, the underlying asset of which is the GMO International Intrinsic Value Fund, a value stock mutual fund investing in foreign companies;

- The EDS International Growth Fund, the underlying asset of which is the Vanguard International Growth Fund, a growth stock mutual fund investing in foreign companies;

- The EDS Conservative Portfolio, a conservative mix of the EDS Large-Cap Stock Index Fund, the EDS Small-Cap Stock Index Fund, the EDS International Stock Index Fund, the EDS Bond Market Index Fund and the EDS Income Fund;

- The EDS Moderate Portfolio, a moderate mix of the EDS Large-Cap Stock Index Fund, the EDS Small-Cap Stock Index Fund, the EDS International Stock Index Fund and the EDS Bond Market Index Fund; and

- The EDS Aggressive Portfolio, a more aggressive mix of the EDS Large-Cap Stock Index Fund, the EDS Small-Cap Stock Index Fund, the EDS International Stock Index Fund and the EDS Bond Market Index Fund.

For the period of January 1, 2001 through May 14, 2002, all of the administrative expenses of the Plan were paid by the Company with the exception of loan application fees. All investment expenses were paid from the investment funds. Beginning May 15, 2002, fees for recordkeeping and trustee services are paid out of fund assets.

(b) *Contributions*

Contributions to the Plan are made on a pre-tax basis. Participants may elect to defer between 1% and 10% of their total compensation subject to: (1) a maximum annual contribution of the lesser of $8,000 or 10% of the participant's annual compensation; and (2) PR Code limitations imposed to ensure that highly compensated employees do not defer a disproportionately higher percentage than non-highly compensated employees.

The Company matches 25% of employee contributions up to 6% of an employee's salary. The matching contributions are made in EDS stock, which is restricted from trade for two years from the trade date of the matching contribution (see note 8).

(c)   *Withdrawals*

Withdrawals are allowed under certain circumstances. Hardship withdrawals are available once a participant has exhausted all other available financial resources, including Plan loans. Upon the approval of the plan administrator, a participant may withdraw an amount equal to but not in excess of the expense of the hardship. In order to obtain such approval from the plan administrator, a participant must demonstrate immediate and heavy financial need and meet other plan requirements for withdrawal. In addition, participants age 59½ or above may request an in-service withdrawal without being subject to an additional 10% tax penalty. The amount of a participant's withdrawals may not be repaid to the Plan.

(d)   *Participant's Individual Account*

The participant's individual account is credited with the salary deferral, rollover and matching contributions and the amounts of participant earnings or losses based upon the participant's mix of investments. The benefit to which a participant is entitled is limited to the amount of the participant's individual account.

The participant determines the percentage of the investment contributed to one or more of the investment funds as well as the investment funds in which such contributions are invested. The percentages may be in any whole percentage increment.

(e)   *Vesting*

Participants are always 100% vested in their salary deferral and rollover contributions and in the earnings received thereon. Matching contributions vest 40% at two years of credited service, and in 20% increments for each year of service thereafter. Forfeitures resulting from nonvested employee terminations are used to reduce Company contributions. For the years ended December 31, 2002 and 2001, total forfeitures used to offset Company contributions were $148 and $676, respectively.

(f)   *Payment of Benefits*

On separation of service, age 59½, death, or retirement, a participant may elect to receive a distribution for all or part of the value of his/her account. Eligible participants may elect distribution in the form of a 50% or 100% joint and survivor nontransferable annuity contract purchased on his/her behalf from an insurance company or a single life annuity contract purchased on his/her behalf from an insurance company. Other eligible participant distribution options include a lump sum cash distribution, EDS whole stock certificates (for any amount so invested) or periodic payments in monthly, quarterly, or semi-annual installments. Distributions, except annuity payments, may be rolled into another qualified plan or to an individual retirement account.

(g)   *Loans*

Upon written application of a participant, the plan administrator may direct the trustee to make a loan to the participant. The amount of any such loan is limited to 50% of the amount of accumulated contributions to which the participant would be entitled if employment was terminated as of the date the loan is made. No loan may be granted for less than $500. The maximum amount of loans available to a participant is $50,000 reduced by the highest outstanding loan balances from the Plan during the preceding year minus the outstanding loan balances on the date a loan is made. Plan loans and interest must be repaid within five years or upon separation from employment, whichever is earlier. If the outstanding loan is not repaid in full prior to the end of the quarter during which the participant separates, the amount outstanding will be reported to the Puerto Rico Department of the Treasury as income for that calendar year. The interest rate on loans is based on the published prime rate on the 15th day of the month prior to each participant's application. Interest rates on loans outstanding at December 31, 2002 and 2001 ranged from 5.25% to 8.75% and 7.75% to 8.75%, respectively.

(h)   *Net Assets Transferred From (to) Other Plans*

The fair value of assets transferred from or to other plans is reflected as of the dates of transfer. These transfers relate to the transition of employees to or from EDS during the year.

(2)   Summary of Significant Accounting Policies

(a)   *Basis of Accounting*

The accompanying financial statements are prepared on the accrual basis of accounting.

(b)   *Investments*

The Plan holds an undivided investment in the Master Trust (see note 4). Investments in the Master Trust are stated at fair value based on quoted market prices except for its investment contracts with insurance companies, which are stated at contract value. Investments in the Income Fund are valued at contract value which approximates fair value and represent contributions made plus interest at the contract rate. Participant loans are presented in the accompanying financial statements at unpaid principal balance, which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date.

(c)   *Benefits*

Benefits are recorded when paid.

(d)   *Contribution Refunds*

Refunds of excess participant deferrals to be made subsequent to the Plan's year end under PR Code Section 1165(e) are recorded on an accrual basis.

(e)   *Use of Estimates*

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

(3)   Plan Termination

While it has not expressed any intention to do so, the Company has the right to terminate the Plan at any time by majority vote of its board of directors, subject to the provisions of ERISA.

(4)   Interest in EDS Defined Contribution Plans Master Trust

All of the Plan's investments are in the Master Trust, which was established on May 15, 2002 for the investment of assets of the Plan. The assets of the Master Trust are held by State Street Bank and Trust Company (Trustee). At December 31, 2002, the Plan's interest in the net assets of the Master Trust was approximately 0.1%. The Plan did not participate in the Master Trust in 2001. Investment income related to the Master Trust is allocated to the individual plans based upon earnings and dividends received from assets held in the respective funds underlying the Master Trust. Investment management fees vary by fund, whereas administrative costs are applied proportionately to all funds. The expense ratios for the EDS Conservative Portfolio, EDS Moderate Portfolio, and EDS Aggressive Portfolio are weighted averages of the fees for the component funds.

The following table presents the fair values of investments by significant investment type for the Master Trust.

	2002
Investments at fair value:	
Income Fund, primarily at contract value, which approximates fair value	$ 398,918,656
Cash equivalents	4,910,684
Investments in stocks, at quoted market prices	217,626,693
Investments in mutual funds, at quoted market prices	1,281,300,219
Loan Fund, at unpaid principal balance, which approximates fair value	50,929,903
Total assets	1,953,686,155
Investment in self-directed brokerage accounts:	
Cash equivalents	3,257,270
Mutual funds	9,326,743
Net assets available for benefits	$ 1,966,270,168

Investment income for the Master Trust is as follows:

	2002
Investment income (loss):	
Net depreciation in fair value of investments:	
Common stock	$ (277,801,130)
Mutual funds	(253,943,628)
Interest	14,839,928
Dividends	12,638,605
Net realized loss from self-directed brokerage accounts	(590,816)
Total investment loss	$ (504,857,041)

(5) Investments

During 2002 and 2001, the Plan's investments had net realized and unrealized gains (losses) as follows:

	2002	2001
Common stock	$ (39,581)	31,811
Mutual funds	(23,404)	(80,183)
Net depreciation in fair value of investments	$ (62,985)	(48,372)

(6) Related-Party Transactions

As stated in note 1, the EDS Stock Fund consists of EDS common stock. Additionally, the Vanguard Investment Funds consist of investments in various Vanguard managed mutual funds.

(7) Income Tax Status

The Puerto Rico Department of the Treasury has determined and informed the Company by a letter dated October 6, 1993 that the Plan and related trust are designed in accordance with applicable sections of the PR Code. The Plan has since been amended. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the PR Code and, therefore, the Plan continues to qualify and the related trust continues to be tax-exempt as of December 31, 2002. Therefore, no provision for income taxes is included in the Plan's financial statements.

(8) Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the EDS Stock Fund, a nonparticipant-directed investment, are set out below. At such time that the EDS stock contributions made in-kind as the employer match are no longer subject to any restrictions, the participant then directs the investment of such investments.

| | | Year ended December 31, | |
		2002	2001
Net assets – beginning of year	$	120,049	70,294
Changes in net assets:			
Contributions		30,594	37,598
Dividends		1,180	875
Net (depreciation) appreciation		(95,190)	17,071
Benefits paid to participants		(4,306)	—
Transfers to participant-directed investments		(6,075)	(5,789)
Net assets – end of year	$	46,252	120,049

EDS PUERTO RICO PLAN
Schedule H, Line 4j – Schedule of Reportable Transactions
Year ended December 31, 2002

Identity of Party	Description of asset	Number of transactions	Purchase price	Selling price	Cost of asset	Market value of asset on transaction date	Net gain
EDS	EDS Stock Fund	1		$165,029	162,004	165,029	3,025

See accompanying independent auditors' report.

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Electronic Data Systems Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 33-54833 and 333-101286) on Form S-8 of Electronic Data Systems Corporation of our report dated June 20, 2003 related to the statements of net assets available for plan benefits of the EDS Puerto Rico Savings Plan as of December 31, 2002 and 2001, the related statements of changes in net assets available for plan benefits for the years then ended and the related supplemental schedules as of and for the year ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 11-K of the EDS Puerto Rico Savings Plan.

KPMG LLP

Dallas, Texas
June 26, 2003

Exhibit 99(a)

EDS PUERTO RICO SAVINGS PLAN
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the EDS Puerto Rico Savings Plan (the "Plan") on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David R. Nixon, Chairman, Benefits Administration Committee, of Electronic Data Systems Corporation certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies, in all material respects, with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

    /S/ DAVID R. NIXON
David R. Nixon
Chairman, Benefits Administration Committee,
Electronic Data Systems Corporation
June 30, 2003

This statement is submitted pursuant to 18 U.S.C. ss. 1350 and shall not be deemed to be filed for the purposes of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

A signed original of this written statement required by Section 906 has been provided to the Electronic Data Systems Corporation (the "Company") and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.